November 12, 2009

Mr. Michael Johnson

Staff Attorney

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:   Syntel, Inc.

         Registration Statement on Form S-3

         Filed September 22, 2009

         Registration No. 333-162060

Dear Mr. Johnson:

On behalf of Syntel, Inc., a Michigan corporation (the “Company”), we are responding to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 16, 2009 with respect to the Company’s Registration Statement on Form S-3 filed on September 22, 2009. I have set forth below in bold text each comment contained in the Staff’s comment letter, followed by our response to each such comment.

General

1. We are in receipt of your Form 10-K comment response letter dated September 25, 2009. Comments with respect to the Form 10-K will be provided promptly in a separate letter, and must be resolved prior to the desired effective date.

The Company will refrain from requesting acceleration of the effective date of the Registration Statement on Form S-3 until such time as the Company resolves with the Staff all remaining comments on the Company’s Form 10-K for the fiscal year ended December 31, 2008.

Incorporation of Documents by Reference, Page 5

2. Please incorporate by reference all applicable reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of your most recent fiscal year, including all Current Reports on Form 8-K. Refer to Item 12(a)(2) of Form S-3. In this regard, we note that you have not incorporated by reference your Forms 8-K filed February 24, 2009.

In Amendment No. 1 to the Registration Statement on Form S-3 (the “Amendment”), the Company revised the description of the Current Reports on

Mr. Michael Johnson

Securities and Exchange Commission

November 12, 2009

Form 8-K that are incorporated by reference by specifically incorporating each of the Current Reports on Form 8-K required by Item 12(a)(2) of Form S-3.

Item 17. Undertakings, Page II-2

3. Your registration statement includes the undertaking set forth in Item 512(i) of Regulation S-K. In your response letter, please explain why you have concluded that this undertaking is applicable to your filing and this transaction. If you conclude that this undertaking is applicable, please explain the basis on which you also provide the (a)(5)(i) undertaking of Item 512 of Regulation S-K.

The Company has deleted Undertaking Nos. 7 and 8 on page II-3 of the Registration Statement on Form S-3, neither of which is included in the Amendment.

Signatures, Page II-4

4. Revise to provide the signature of your principal accounting officer or controller or, if that individual signed the document, ensure that they are so designated in the amendment.

In the Amendment, the Company modified the signature block for Arvind Godbole, the Company’s Chief Financial Officer and Chief Information Security Officer, by disclosing that, in such capacity, Mr. Godbole serves as the Company’s Principal Financial and Accounting Officer.

Please feel free to call me at (313) 393-7523 with any questions or if we can be of any assistance in completing your review of these responses.

Very truly yours,

BODMAN LLP

/s/ Edwin J. Lukas

Edwin J. Lukas

cc. Daniel M. Moore